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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                              BALDWIN & LYONS, INC.
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                                (Name of Issuer)

                              COMMON STOCK, CLASS A
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                         (Title of Class of Securities)

                                    057755100
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                                 (CUSIP Number)

                             Ross D. Emmerman, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                            Chicago, Illinois 60602
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.12d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 4 Pages


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CUSIP NO. 057755100                   13D                     Page 2 of 4 Pages



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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement Trust 1740
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*
          N/A
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

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   6      CITIZENSHIP OR PLACE OF ORIGIN

          Bahamas
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                            7   SOLE VOTING POWER
          NUMBER OF             262,365
            SHARES          ---------------------------------------------------
         BENEFICIALLY       8   SHARED VOTING POWER
        OWNED BY EACH           0
          REPORTING         ---------------------------------------------------
         PERSON WITH        9   SOLE DISPOSITIVE VOTING POWER
                                262,365
                            ---------------------------------------------------
                            10  SHARED DISPOSITIVE VOTING POWER
                                0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          262,365
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.5%
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   14     TYPE OF REPORTING PERSON*

          OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 057755100                   13D                     Page 3 of 4 Pages


Pursuant to Rule 13(d)-2(e), this first electronic amendment to a paper format
Schedule 13D restates the entire text, as amended of the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

Title of Class of Securities:    Common Stock, Class A ("Class A Common Stock")

Name and Address of Issuer:      Baldwin & Lyons, Inc. (the "Issuer")
                                 1099 North Meridian Street
                                 Indianapolis, Indiana 46204

ITEM 2.   IDENTITY AND BACKGROUND.

     CIBC Trust Company (Bahamas) Limited ("CIBC") is organized in the Bahamas. CIBC's principal business is to provide trust services. The address of its principal office is Post Office Box N-3933, Goodman's Bay Corporate Centre, West Bay Street, Nassau, Bahamas.

     During the last five years, CIBC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     Prior to December 21, 2001, CIBC, as Trustee of Settlement Trust 1740 (the "Trustee"), beneficially owned 524,718 shares of Class A Common Stock. On December 21, 2001, the Trustee distributed 262,353 shares of the Class A Common Stock to beneficiaries of Settlement Trust 1740. The shares of Class A Common Stock referred to in this Item 4 and Item 5 below (the "Shares") were acquired by the Trustee for investment purposes. The Trustee has no present intention to purchase any additional shares of Class A Common Stock; however, depending on market conditions and other relevant factors, the Trustee may purchase additional shares of Class A Common Stock on such terms and at such times as it considers desirable. The Trustee may determine to continue to hold the Shares beneficially owned by it or may dispose of all or a portion of the Shares.

     Except as described above, the Trustee currently has no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     (a) Aggregate Number/Percentage of Class A Common Stock Beneficially Owned by the Trustee:

                              262,365 shares/ 11.5%

     The ownership percentage set forth above is based upon 2,277,905 shares of Class A Common Stock issued and outstanding on November 7, 2001 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.



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CUSIP NO. 057755100                   13D                     Page 4 of 4 Pages


     (b) The Trustee has sole voting and dispositive power with respect to all of the Shares reported as beneficially owned by it.

     (c) Except as described in Item 4, the Trustee has not effected any transactions in the Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 11, 2002
                                  CIBC TRUST COMPANY (BAHAMAS) LIMITED,
                                  AS TRUSTEE OF SETTLEMENT TRUST 1740


                                  BY: /s/ Kim L. Storr
                                      -----------------------------------------
                                      Kim L. Storr, Authorized Signatory

                                  BY: /s/ Christine N. Green
                                      -----------------------------------------
                                      Christine N. Green, Authorized Signatory